Mail Stop 3561

August 28, 2007

Mr. Bradbury H. Anderson
Vice Chairman and CEO
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

      Re: Best Buy Co., Inc.
             Form 10-K for the Fiscal Year Ended March 3, 2007
             Filed May 2, 2007
             Form 10-K for the Fiscal Year Ended February 25, 2006
             Filed May 10, 2006
             File No. 1-09595

Dear Mr. Anderson:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  William Choi
                  Accounting Branch Chief